UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-11450
CUSIP NUMBER
NOTIFICATION OF LATE FILING	802013102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

PART I — REGISTRANT INFORMATION

Santa Fe Energy Trust
Full Name of Registrant

N/A
Former Name if Applicable

The Bank of New York Trust Company, N.A., Trustee
Address of Principal Executive Office (Street and Number)

919 Congress Avenue, Austin, Texas 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

As announced by the Trust on March 12, 2007, the Trustee has been informed by Devon Energy Corporation that Devon believes it may have overpaid the Trust during 2006 and prior years for its net profits royalties.  Although Unitholders would not be required to return any overpayments they may have received, future royalty payments and the amounts the Trust would realize upon the sale of its net profit royalties could be affected.

Devon has cautioned the Trust that Devon is still in the process of attempting to determine whether it believes it has actually overpaid the Trust, and if so, by how much.  Devon has informed the Trustee that Devon is devoting substantial resources to the resolution of the issues, including the retention of independent consulting firms to assist with a review of the relevent records, and intends to resolve the issues as quickly as possible.  Devon has cautioned the Trustee that although it cannot yet make any reliable estimate of the length of time that will be required to resolve the issues, Devon does not expect that the issues will be resolved in time for the Trust to be able to file its Form 10-K for the year ended December 31, 2006 within the 15 calendar days following the due date.  Devon has further cautioned the Trustee that it cannot yet make any reliable estimate of the possible outcome of its review, including the amount of potential overpayments, if any.

Because of the large number of net profits royalties in which the Trust has an interest, and because the resolution of the issues raised by Devon are not within the control of the Trust or the Trustee, the Trustee is unable to represent that the Form 10-K for the year ended December 31, 2006 will be filed within 15 calendar days after the prescribed due date.

As of the date of this filing, the Trustee has not concluded that any previously issued financial statements of the Trust should no longer be relied upon.  If the Trustee does reach a conclusion that previously issued financial statements of the Trust should no longer be relied upon, the Trust will file an Item 4.02 Form 8-K within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mike Ulrich	800	852-1422
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Santa Fe Energy Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Santa Fe Energy Trust
		By:	The Bank of New York Trust Company, N.A., Trustee for Santa
Fe Energy Trust

Date	March 16, 2007		/s/ SARAH NEWELL
		Name:	Sarah Newell
		Title:	Assistant Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).